EXHIBIT 21.1

Significant Subsidiaries of

VNUE, Inc.

Name of Subsidiary, Ownership %	Jurisdiction
VNUE, Inc. f/k/a TGRI (100%)	Nevada
VNUE, Inc. (100%)	Washington
VNUE, LLC (100%)	Washington